October 10, 2018

Mail Stop 4631

Via E-Mail
Mr. Michael Panosian
Chief Executive Officer
ToughBuilt Industries, Inc.
655 N. Central Ave., Suite 1700
Glendale, CA 91203

       Re:    ToughBuilt Industries, Inc.
              Amendment No. 4 to Registration Statement on Form S-1 Filed October 10, 2018
              File No. 333-226104

Dear Mr. Panosian:

        We have reviewed your amended registration statement and have the following comment.
Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

General

   1. We note your registration statement covers the offer and sale of up to $5,163,856 of securities to be issued upon conversion of outstanding debentures. Although you do not identify the holder of the debenture in your prospectus, we presume the holder is Hillair
      Capital Investments LP and that the debenture you reference is the Senior Secured
      Convertible Debenture you issued to Hillair on or about October 17, 2016, as amended and restated thereafter. Because the convertible debenture is immediately exercisable into common stock, i.e., within a year of issuance, you appear to have commenced this transaction privately, on or about October 17, 2016 when you issued the convertible debenture to Hillair. Please note that a transaction commenced privately cannot be converted to a registered offering. Please refer to Question 134.02 of our Securities Act
      Sections Compliance and Disclosure Interpretations and remove this component of your offering.
 Michael Panosian
ToughBuilt Industries, Inc.
October 10, 2018
Page 2

       Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3397 with any questions.


                                                         Sincerely,

                                                         /s/ Jay Ingram

                                                         Jay Ingram
                                                         Legal Branch Chief
                                                         Office of
Manufacturing and
                                                         Construction

cc:     Jolie Kahn, Esq.
        Wexler, Burkhart, Hirschberg & Unger, LLP